UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

KOWLOON-CANTON RAILWAY CORPORATION

(Translation of registrant’s name into English)

KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-            .]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION

Date 18 August 2005	By	/s/ Jeffrey Cheung
	Name:	Jeffrey Cheung
	Title:	Deputy Director-Finance

Kowloon-Canton Railway Corporation

Consolidated Income Statement (HK$ million)

for the half-year ended 30 June 2005 (Unaudited)

Year-ended		Half-year ended
31 Dec 2004		30 Jun 2005	30 Jun 2004
(Audited)		(Unaudited)
4,097	Fare revenue	2,140	1,981
879	Freight, rental, advertising and other revenue	457	421

4,976	Total revenue	2,597	2,402
2,807	Less: Operating costs before depreciation	1,429	1,353

2,169	Operating profit before depreciation	1,168	1,049
1,632	Depreciation	990	789

537	Operating profit before net finance income/(expenses)	178	260
(41)	Net finance income/(expenses)	(167)	(12)

496	Profit after net finance income/(expenses)	11	248
16	Share of profit of associate	12	8

512	Profit before taxation	23	256
83	Taxation	6	31

429	Profit after taxation	17	225

	Dividend attributable to the period:
172	Final dividend proposed after the balance sheet date	—	—

Kowloon-Canton Railway Corporation

Consolidated Balance Sheet (HK$ million)

As at 30 June 2005 (Unaudited)

As at 31 Dec 2004		As at 30 Jun 2005	As at 30 Jun 2004
(Audited)		Unaudited
	ASSETS
67,792	Fixed Assets	66,849	52,193
6,519	Construction in progress - East Rail Extensions	8,092	17,161
472	- Others	522	445
1,462	Deferred expenditure	1,628	1,253
1,892	Properties under development	1,830	1,610
57	Interest in associate	67	50
733	Loan receivable	718	762
3,576	Loan to subsidiary	3,731	3,380
4,323	Investments in securities	1,800	6,894
319	Stores and spares	333	308
49	Interest receivables	46	84
707	Other receivables	729	418
3,531	Cash and cash equivalents	4,100	4,323

91,432		90,445	88,881

	LIABILITIES
485	Interest payable	472	454
2,444	Other payables	2,456	2,148
3,971	Accrued charges and provisions for capital projects	3,320	1,966
717	Lease payable	702	746
19,748	Interest-bearing borrowings	19,602	19,885
708	Deferred income	684	722
3,212	Deferred tax liabilities	3,216	3,162

31,285		30,452	29,083

60,147	NET ASSETS	59,993	59,798

	CAPITAL AND RESERVES
39,120	Share capital	39,120	39,120
6,535	Development reserve	6,535	6,534
265	Investment property revaluation reserve	265	117
(16)	Investment revaluation reserve	(15)	(13)
172	Proposed dividend	—	—
14,071	Retained profits	14,088	14,040

60,147		59,993	59,798